EX 99.28(d)(6)(iii)

Amendment

to Investment Sub-Advisory Agreement between

Jackson National Asset Management, LLC and

Dimensional Fund Advisors LP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser and Dimensional Fund Advisors LP, a Delaware limited partnership and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio (the “Fund”) of the of the Jackson Variable Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser (the “Parties”) agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties have agreed to amend Schedule A and Schedule B of the Agreement to reflect the following changes, effective September 25, 2017 (collectively, the “Fund Changes”):

1)	Rename the Fund from JNL/DFA U.S. Micro Cap Fund to JNL/DFA U.S. Small Cap Fund; and

2)	Amend the sub-advisory fees as set forth on Schedule B to the Agreement to reflect fee reductions for the Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 25, 2017, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 25, 2017, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.
Each Party represents and warrants to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed and effective September 25, 2017.

Jackson National Asset Management, LLC		Dimensional Fund Advisors LP

By:	/s/ Mark D. Nerud	By:	/s/ Carolyn O
Name:	Mark D. Nerud	Name:	Carolyn O
Title:	President and CEO	Title:	Vice President

Schedule A
Dated September 25, 2017
 (Funds)

JNL/DFA U.S. Small Cap Fund
A-1

Schedule B
Dated September 25, 2017
(Compensation)

JNL/DFA U.S. Small Cap Fund
Average Daily Net Assets	Annual Rate

$0 to $100 Million	0.400%
Over $100 Million	0.350%

B-1